Grizzlies Limited Liability Co. DBA Pyro's Pastrami

Profit and Loss
January - December 2020

	TOTAL
Income	
4000 Food Sales	26,543.61
4020 N/A Beverage Sales	0.00
4050 Wholesale Income	355.79
4080 Uncategorized Income	212.84
4100 Discounts	0.00
4110 Refunds	-668.81
Total Income	**$26,443.43**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5010 Grocery - COGS	5,807.98
5020 Meat - COGS	5,892.47
Total 5000 Cost of Goods Sold	**11,700.45**
Total Cost of Goods Sold	**$11,700.45**
GROSS PROFIT	**$14,742.98**
Expenses	
6100 Car & Truck	
6110 Auto Insurance	368.61
6130 Gas	468.28
6140 Parking & Tolls	112.90
Total 6100 Car & Truck	**949.79**
6200 Facilities	
6210 Rent & Lease	10,771.00
Total 6200 Facilities	**10,771.00**
6300 General Administrative Expenses	
6310 Dues & subscriptions	84.99
6320 Office Supplies & Software	30.48
Total 6300 General Administrative Expenses	**115.47**
6400 Operating Expense	
6420 Disposables	1,463.90
6430 Job Supplies	16.91
6440 Kitchen Supplies	618.04
Total 6400 Operating Expense	**2,098.85**
6500 Payroll Expenses	
6530 Contract Labor	2,126.00
Total 6500 Payroll Expenses	**2,126.00**
6905 Bank Charges & Fees	1.68
6910 Donations	30.59
6930 Meals & Entertainment	1,372.06

Grizzlies Limited Liability Co. DBA Pyro's Pastrami

Profit and Loss

January - December 2020

	TOTAL
6945 Taxes & Licenses	207.00
Total Expenses	**$17,672.44**
NET OPERATING INCOME	**$ -2,929.46**
Other Income	
8000 Interest Earned	0.38
Total Other Income	**$0.38**
Other Expenses	
9000 Other Miscellaneous Expense	443.56
Total Other Expenses	**$443.56**
NET OTHER INCOME	**$ -443.18**
NET INCOME	**$ -3,372.64**